SKF Acquires Austrian Industrial Seals Company

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 22, 2006--SKF (STO:SKFB) (STO:SKFA) (LSE:SKFB) (NASD:SKFR) and Salzer Holding GmbH, the owners of the Austrian industrial seals company Economos Austria GmbH, have signed a Memorandum of Understanding related to the acquisition by SKF of 100% of the shares in Economos.

Economos' Group sales for the year ending December 2005 were 77 million Euros and the number of employees was 899. Economos has a global presence, with Western Europe being its main market. The company is headquartered in Judenburg.

Economos manufactures hydraulic and pneumatic seals for the oil and gas, food and beverage, pulp and paper, mining and steel segments. These seals are made from a variety of materials including advanced plastics. Economos' main manufacturing site is in Austria, and it also machines seals in key local markets. This approach has made Economos successful in the quick-delivery machined seals market, through its more than 20 subsidiaries around the world and its distributor network.

The acquisition brings new technologies to SKF and a complementary product range to the group's existing seals range. This, together with Economos's market channels and presence in key segments, will create strong synergies and strengthen SKF's market position in industrial seals and in creating value propositions for these segments.

The acquisition is subject to customary due diligence, signing of a definitive share purchase agreement and relevant regulatory approvals.

Economos will be part of SKF Sealing Solutions, a unit within the Automotive Division.

Goteborg 22 May, 2006
Aktiebolaget SKF
(publ.)

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CONTACT: Aktiebolaget SKF
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22
www.skf.com
or
SKF Group Communication
Lars G Malmer, +46 (0)31 337 1541
e-mail: Lars.G.Malmer@skf.com
or
Austria
Thomas M Salzer, +43 1 40444 101